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EXHIBIT 23.1

            Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
SCS Transportation, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-103661 and 333-100649) of SCS Transportation of our report dated February 17, 2005 with respect to the consolidated balance sheets of SCS Transportation, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K of SCS Transportation, Inc.

//KPMG LLP

Kansas City, Missouri
February 17, 2005